EXHIBIT 99.12
CONSENT OF AUTHOR
(David Dreisinger, Ph.D., P.Eng., of Dreisinger Consulting Inc., with an office at
 5233 Bentley Crescent, Delta, BC, V4K4K2)

To:  PolyMet Mining Corp.
 United States Securities and Exchange Commission

Re:  PolyMet Mining Corp.’s Incorporation by Reference of the “Updated NI 43-101 Technical Report on the NorthMet Deposit, Minnesota, USA” with effective date January 14, 2013 and inclusion of references to the Technical Report in the Company’s Form 40-F for the year ended January 31, 2017.
I, David Dreisinger, Ph.D., P.Eng., consent to the incorporation by reference of extracts of the Technical Report entitled “Updated NI 43-101 Technical Report on the NorthMet Deposit, Minnesota, USA” with effective date January 14, 2013 and inclusion of references to the Technical Report in the Company’s Form 40-F for the year ended January 31, 2017.
I consent to extracts from, or a summary of, the Technical Report in Item 4, Description of Business, Mineral Resources and Mineral Reserves, Geology and Mineralization and Development Plans (the “relevant sections”) of PolyMet Mining Corp.’s 40-F filing with the Securities and Exchange Commission, for the year ended January 31, 2017.
I confirm that I have read the relevant sections of the Form 40-F filing for PolyMet Mining Corp. for the year ended January 31, 2017 and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 20th day of April, 2017.	/s/ David Dreisinger
Name: David Dreisinger, Ph.D., P. Eng